Exhibit 99.1

Vision Marine Technologies Secures Conditional TSX Venture Exchange Listing Approval, Expanding Capital Markets Access for Its Marine Technology Platform

Capital Markets Strategy / Technology Platform Expansion

Boisbriand, QC / April 27, 2026/ Vision Marine Technologies Inc. (NASDAQ: VMAR) (“Vision Marine” or the “Company”), a company developing high-voltage electric marine propulsion systems and operating a growing recreational boating platform, today announced that it has received conditional approval to list its common shares on the TSX Venture Exchange (“TSXV”), further expanding its capital markets presence across North America.

Vision Marine is currently working with the TSXV to complete the final steps of the listing process, including confirming the date on which trading will commence. The Company will issue a subsequent announcement once the commencement of trading has been finalized.

The TSXV listing is expected to complement Vision Marine’s existing Nasdaq listing, which will remain the Company’s primary trading venue. The Company believes that this additional listing enhances its ability to engage with Canadian investors and institutions, while strengthening its overall capital markets platform.

The TSXV listing supports increased visibility of Vision Marine’s technology platform within the Canadian investment community, particularly among investors focused on innovation-driven and growth-stage companies. The Company believes that this additional listing further aligns its capital markets strategy with the continued commercialization and deployment of its proprietary E-Motion™ electric propulsion systems.

“As we continue to advance our operational and financial structure, expanding our capital markets access represents a disciplined step in strengthening the Company’s platform,” said Raffi Sossoyan, Chief Financial Officer of Vision Marine. “This additional listing broadens our investor reach while supporting greater visibility for our technology and commercial initiatives across North America.”

Vision Marine continues to execute on its integrated business model, combining proprietary high-voltage electric propulsion technology with a growing retail and service platform following its acquisition of Nautical Ventures Group Inc. (“Nautical Ventures”). The Company believes that expanding its capital markets access supports the continued deployment and scaling of its technology across multiple boating segments. This alignment between capital markets strategy and operational execution has been a consistent focus of Vision Marine’s post-acquisition development and platform expansion.

At-the-Market Equity Program

The Company has an at-the-market equity program (the “ATM Program”) in place pursuant to its effective shelf registration statement on Form F-3. As of the date hereof, the Company has issued an aggregate of 975,333 common shares under the ATM Program at a weighted average price of US$2.03 per share, for gross proceeds of US$1,983,450.32, and net proceeds of US$1,887,263.81, after deducting placement agent commissions and transaction costs of US$96,186.51. The ATM Program remains subject to applicable regulatory requirements and market conditions. The ATM Program is being conducted pursuant to a prospectus supplement providing for aggregate gross proceeds of up to US$16,335,000.

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

About Vision Marine Technologies Inc.

Vision Marine Technologies Inc. (NASDAQ: VMAR) is a marine technology company and retail group delivering premium boating experiences across internal combustion and electric segments. Through its proprietary E-Motion™ high-voltage propulsion platform and its Nautical Ventures retail network, Vision Marine delivers integrated solutions spanning propulsion, retail, service, and on-water consumer engagement.

Forward-Looking Statements

This press release contains forward-looking statements within the meaning of the Canadian securities laws and within the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Such statements include predictions, expectations, estimates, and other information that might be considered future events or trends, not relating to historical matters. Forward-looking statements in this press release include, without limitation, statements regarding the Company’s expectations concerning the anticipated benefits of the TSXV listing. Forward-looking statements can often be identified by such words as "expects", "plans", "believes", "intends", "continue", "potential", "remains", and similar expressions or variations (including negative variations) of such words and phrases, or statements that certain actions, events or results "may", "could", or "will" be taken. These statements involve known and unknown risks, uncertainties, and other factors that may cause actual results, performance, or achievements to differ materially from those expressed or implied by such statements, including, but not limited to: the Company’s ability to continue as a going concern; the Company’s ability to replace lost revenue streams; the presence of a material weakness in internal controls over financial reporting; the Company’s dependence on floor plan financing and compliance with financing covenants; the Company’s ability to achieve and maintain profitability; general economic conditions affecting the recreational boating industry; supply chain disruptions; and tariff and trade policy uncertainties. Vision Marine's Annual Report on Form 20-F, as amended, for the year ended August 31, 2025, and its periodic filings with the SEC and on SEDAR+ provide a detailed discussion of these risks and uncertainties. The Company assumes no obligation to update the information in this communication, except as required by law. Additional information identifying risks and uncertainties is contained in filings by the Company with the various securities commissions which are available online at www.sec.gov and www.sedarplus.ca. Forward-looking statements are provided for the purpose of providing information about the current expectations, beliefs, and plans of management. Such statements may not be appropriate for other purposes and readers should not place undue reliance on these forward-looking statements, that speak only as of the date hereof, as there can be no assurance that the plans, intentions or expectations upon which they are based will occur. Such information, although considered reasonable by management at the time of preparation, may prove to be incorrect and actual results may differ materially from those anticipated. Forward-looking statements contained in this news release are expressly qualified by this cautionary statement.

Investor and Company Contact

Bruce Nurse	Alexandre Mongeon	Raffi Sossoyan
Investor Relations	Chief Executive Officer	Chief Financial Officer
(303) 919-2913	(450) 951-7009	(450) 951-7009
bn@v-mti.com	am@v-mti.com	rs@v-mti.com